FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                For 30 April 2004
                         Commission File Number 0-30358

                                  ebookers plc
                              -------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                     --------------------------------------
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F
                                  -----           ---


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                               Yes          No |X|
                                    -------  -----


                               If "Yes" is marked,
                             indicate below the file
                             number assigned to the
                                  registrant in
                              connection with Rule
                                   12g3-2(b):

                                 Not applicable.

Enclosures:

6-K PRESS RELEASE - NOTIFICATION OF MAJOR     30 APRIL 2004              3 PAGES
SHAREHOLDING

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

                              AVS NO. ___________

            All relevant boxes should be completed in block letters.


    1.   Name of company                   2. Name of shareholder having a major
                                            interest
EBOOKERS PLC
                                           CREDIT SUISSE FIRST BOSTON
                                           GROUP OF COMPANIES

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3. Please state whether notification       4. Name of the registered holder(s) and, if
 indicates that it is in respect of holding more than one holder, the number of shares of the shareholder named in 2 above or in  held by each of them respect of a non-beneficial interest or in
 case of an individual holder if it is a    CREDIT SUISSE FIRST BOSTON
 holding of that person's spouse or        EQUITIES LIMITED 1,951,855 shares
 children under the age of 18
                                           CREDIT SUISSE FIRST BOSTON
NOTIFICATION RELATES TO SHARES HELD BY      INTERNATIONAL 3,441 shares
 SHAREHOLDER IN 2. ABOVE
                                            CREDIT SUISSE FIRST BOSTON
                                            LLC 30,400 shares
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5. Number of shares/     6. Percentage of  7. Number of shares/ 8. Percentage of
 amount of stock acquired issued class      amount of stock      issued class:  --
                                            disposed: --
NOT KNOWN                NOT KNOWN
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9. Class of security                       10. Date of          11. Date company
                                            transaction:         informed: 29/04/2004
14P ORDINARY SHARES                        NOT KNOWN
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12. Total holding following this           13. Total percentage holding of issued
 notification                               class following this notification
                                           3.06%
1,985,696 SHARES
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14. Any additional information             15. Name of contact and telephone number
                                            for queries
                                           HELEN O'BYRNE  - 020 7489 2208
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16. Name and signature of company official
responsible for making this notification

HELEN O'BYRNE, COMPANY SECRETARY AND GENERAL COUNSEL

Date of this notification: 29/04/2004
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

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:   30 APRIL 2004
                                        Leigh Grant
                                        ------------------------------
                                        Deputy Company Secretary
                                        ebookers plc